UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 23, 2022

Commission File Number: 001-40553

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Exact Name of registrant as specified in its charter)

D-MARKET Electronic Services & Trading
(Translation of Registrant’s Name into English)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cadde no: 12 Kule 2 K2

Istanbul, Turkey

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D-MARKET ELECTRONIC SERVICES & TRADING

May 23, 2022	By:	/s/ MEHMET MURAT EMIRDAĞ
	Name:	Mehmet Murat Emirdağ
	Title:	Chief Executive Officer

By:	/s/ HALIL KORHAN ÖZ
Name:	Halil Korhan Öz
Title:	Chief Financial Officer

EXHIBITS

Exhibit	Title

99.1	Press release of D-MARKET Electronic Services & Trading dated May 23, 2022

99.2	Proxy Card

99.3	Explanatory Notes on the Agenda and Information about the Annual General Assembly of the Shareholders of D-MARKET to be Held on June 24, 2022